Exhibit 99.1

Press Release

Infosys BPO Appoints Mr. Anup Uppadhayay as Chief Executive Officer & Managing Director

Bangalore – November 18, 2014: The Board of Infosys BPO Limited today announced that it has appointed Mr. Anup Uppadhayay as Chief Executive Officer and Managing Director of the company. Mr. Uppadhayay joined Infosys Limited in 1993 and has held various senior management positions within the company. He most recently served as Senior Vice President and Global Head of Delivery for Financial Services.

The Board of Infosys BPO Limited also appointed Mr. Deepak Bhalla as Chief Financial Officer of the company. Mr. Bhalla joined Infosys Limited in 1998 and most recently served as Associate Vice President and Head of Corporate Accounting Group.

Commenting on the new appointments, Dr. Vishal Sikka, Chief Executive Officer and Managing Director of Infosys Limited said, “BPO is of fundamental and strategic importance to our company. Our endeavor is to transform BPO with process innovation, automation and artificial intelligence to deliver exceptional efficiency and business value to our clients. I am very confident that under the leadership of Anup and Deepak, our BPO practice will become an exemplar on how business processes should be run.”

The Board of Infosys BPO Limited also announced the separation of Mr. Abraham Mathews, its Chief Financial Officer from the services of the company for not complying with its code of conduct. This departure is in keeping with the company’s goal of setting the highest standards of corporate governance and adhering to the letter and spirit of the company’s code of conduct.

Mr. Gautam Thakkar, the current Chief Executive Officer has submitted his resignation to the company effective November 30, 2014, taking responsibility on moral grounds and will be assisting Mr. Uppadhayay in this transition.

About Infosys

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com for more information

About Infosys BPO

Infosys BPO Ltd. (www.infosysbpo.com), the business process outsourcing subsidiary of Infosys Ltd., was set up in April 2002. Infosys BPO focuses on integrated end-to-end outsourcing and delivers transformational benefits to its clients through reduced costs, ongoing productivity improvements, and process reengineering. Infosys BPO operates in India, Poland, the Czech Republic, the Netherlands, Ireland, South Africa, Brazil, Mexico, Costa Rica, the United States, Puerto Rico, China, the Philippines, Singapore, and Australia, and as of September 30, 2014, employed 30,537 people.

For further information please contact:

Infosys Asia Pacific Sarah Gideon Infosys, India Phone: +91 80 4156 3373 Sarah_Gideon@Infosys.com	Infosys Americas John Gallagher Brunswick Group for Infosys, USA +1 415 316 8060 jgallagher@brunswickgroup.com